                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                                (Amendment No.1.)



                            Ohio Casualty Corporation
         --------------------------------------------------------------
                                (Name Of Issuer)


                                   Common Par
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    677240103
                         ------------------------------
                                 (Cusip Number)



                                           (Continued on the following page(s))
                                                              Page 1 of 6 Pages

CUSIP No.   677240103   13G                                   Page 2 of 6 Pages
--------------------------------------------------------------------------------
 Ohio Casualty Corporation
--------------------- ----------------------------------------------------------
[S]                   [C]
1                     NAME OF REPORTING PERSON
                      S.S.  OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON.
                      The Chase Manhattan Corporation - CMC SS # 13-2624428
                      The Chase Manhattan Bank - CMB SS # 13-4494650
                      For Ohio Casualty Corporation Employees Savings Plan
                      SS # 31-0396250

--------------------- ----------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) / /
                                                                         (B) / /
--------------------- ----------------------------------------------------------
3                     SEC USE ONLY


--------------------- ----------------------------------------------------------
4                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      The Chase Manhattan Corporation - Delaware
                      The Chase Manhattan Bank - New York
--------------------- ----------------------------------------------------------
NUMBER OF             5         SOLE VOTING POWER
                                0
SHARES
                      --------- ------------------------------------------------
BENEFICIALLY          6         SHARED VOTING POWER
                                Plan - 4,124,780
OWNED BY
                      --------- ------------------------------------------------
EACH                  7         SOLE DISPOSITIVE POWER
                                0
REPORTING PERSON      --------- ------------------------------------------------
                      8         SHARED DISPOSITIVE POWER
WITH                            Plan - 4,124,780
--------------------- ----------------------------------------------------------
 9                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                                4,124,780

--------------------- ----------------------------------------------------------
10                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES *

--------------------- ----------------------------------------------------------
11                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                Plan - 6.87 %

--------------------- ----------------------------------------------------------
12                    TYPE OF PERSON REPORTING*
                                        CMC  - HC
                                        CMB - BK
                                        Plan - ESOP

--------------------- ----------------------------------------------------------

                                         * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).Name of Issuer:
Ohio Casualty Corporation

Item 1(b).Address of Issuer's:
136 North Third Street
  Hamilton, OH 45025



                Offices


Item 2(a). Name of Person Filing:            This notice is filed by The Chase
                                             Manhattan Corporation (CMC) and its
                                             wholly owned subsidiary, The Chase
                                             Manhattan Bank (CMB ) and Ohio
                                             Casualty Insurance Company Employee
                                             Savings Plan (the Plan) and Trust
                                             created pursuant thereto
                                             (collectively, the Filing Persons)"

Item 2(b). Address of Principal Business     CMC:  270 Park Avenue
           Office:                                 New York, NY 10017
                                             CMB:  270 Park Avenue
                                                   New York, NY 10017

                                             Plan:    - Ohio Casualty
                                             Corporation Employee Savings Plan
                                             Trust c/o The Chase Manhattan Bank

Item 2(c). Citizenship:                      CMC - Delaware
                                             CMB  - New York

Item 2(d). Title of Class of Securities:     Common Par


Item 2(e). CUSIP Number:                     677240103

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                            Ohio Casualty Corporation


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [   ]   Broker or dealer registered under Section 15 of the Act.

          (b) [ X ]   Bank as defined in Section 3(a)(6) of the Act.

          (c) [   ]   Insurance Company as defined in Section 3(a)(19) of the
                      Act.

          (d) [   ]   Investment Company registered under Section 8 of the
                      Investment Company Act.

          (e) [   ]   Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940.

          (f) [ X ]   Employee Benefit Plan, Pension Fund which is subject to
                      the provisions of the Employee Retirement Income Security
                      Act of 1974 or endowment Fund [see Section
                      240.13d-1(b)(1)(ii)(F)].

          (g) [ X ]   Parent Holding Company, in accordance with Section
                      240.13d-1(b)(ii)(G).

          (h) [   ]   Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)     Amount Beneficially Owned:
                  As of December 31, 1999, the Plan and Trust created pursuant thereto beneficially own 4,124,780 shares of Common Stock.

          (b)     Percent of Class:                          Plan - 6.87%

          (c)     Number of shares as to which such person has:


               (i)      Sole power to vote or direct the vote:
                         0

               (ii)     Shared power to vote or direct the vote:


The Plan Trust created pursuant thereto share the power to vote of 4,124,780 shares of Common Stock.

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                            Ohio Casualty Corporation


               (iii)    Sole power to dispose or to direct the disposition of:
                                  0


               (iv)     Shared power to dispose or to direct the disposition of:

         The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 4,124,780 shares of Common Stock.

The 4,124,780 shares of Common Stock are held in the Trust created pursuant to the Ohio Casualty Company Employee Savings Plan Agreement dated September 1,1989 and as subsequently amended, between Chase as the Master Trustee (the Master Trustee) and Ohio Casualty Corporation, for the benefit of Participants in the Plan (Plan).

Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange and Common Stock beneficially owned by the Trust as directed by Participants in the Plan(the Participants).

For this purpose, each Participant is a named Fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, tender, exchange and any other rights appurtenant to such stock.

Under the terms of the Trust and the terms of the Plan, the Master Trustee will vote shares of Common Stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocated shares of Common Stock, together with any allocated shares for which on instructions are received, are voted by the Master Trustee in the same proportion as the allocated shares of Common Stock for which instructions are received.

Pursuant to the terms of the Plan, the administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances.

The actions and duties of the Master Trustee under the terms of the Trust and the terms of the Plan, including but not limited to the provisions described above, are subject to the requirements of ERISA.


Item 5.    Ownership of Five Percent or Less of a Class:
           Not applicable


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           Not applicable


Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

           Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3)
           (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.    Identification and Classification of Members of this Group:

           Not applicable

Item 9.    Notice of Dissolution of Group:

           Not applicable

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                            Ohio Casualty Corporation


Item 10.   Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:        February 3, 2000


The  Chase Manhattan Bank                  THE CHASE MANHATTAN CORPORATION



 /s/ Maureen Galante                        /s/ Anthony J. Horan
--------------------                       -----------------------
Maureen Galante                            Anthony J. Horan
Trust Compliance Officer                   Corporate Secretary